

December 11, 2012

<u>Via E-Mail</u>
Mr. Elijio Serrano
Chief Financial Officer
Tetra Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

>       **Re:     Tetra Technologies, Inc.**
>                 **Form 10-K for the Fiscal Year ended December 31, 2011**
>                 **Filed February 29, 2012**
>                 **File No. 001-13455**

Dear Mr. Serrano:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Note B - Summary of Significant Accounting Policies, page F-8

Repair Costs and Insurance Recoveries, page F-15

1.      We note your disclosure stating "Hurricane damage repair efforts consist of the repair of damaged facilities and equipment, well intervention, abandonment, decommissioning, and debris removal associated with the destroyed offshore platforms, construction of replacement platforms and facilities, and redrilling of destroyed wells."  It appears the activities you associate with the phrase "repair efforts" would be more appropriately characterized as "assessment and response efforts," as repairs generally have the quality

of restoring utility to an asset, and several of the activities that you mention are not clearly consistent with this outcome.  Please modify your policy note to clarify how you determine whether costs associated with structures damaged by hurricanes are within the scope of FASB ASC 410-20 (capitalized and classified as asset retirement obligations) or FASB ASC 450 (expensed and classified as loss contingencies).  It should also be clear how you determine the classification of costs associated with repairs to structures damaged by hurricanes as either period expense or asset retirement obligations.  Please modify disclosures elsewhere in your filing as necessary to clarify the extent to which costs and charges associated with your hurricane damage assessment and response efforts represent recognition of loss, construction of new assets, and repairs.

Note J - Commitments and Contingencies, page F-28

2.      We note your disclosure that management does not reasonably expect the outcome of lawsuits or other proceedings to have a material adverse impact on the financial statements.   Please revise your disclosure to clarify whether it is reasonably possible that a material loss exceeding amounts already recognized may have been incurred, and if so either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made to comply with FASB ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief